Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

WonderSpray, Inc
13008 Kenswick Dr
Austin, TX 78753
wonderspray.com

Up to $500,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: WonderSpray, Inc
Address: 13008 Kenswick Dr, Austin, TX 78753
State of Incorporation: DE
Date Incorporated: December 03, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $500,000.00 | 500,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $200.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

☒ Friends and Family Early Birds

Invest in the first 48 hours and receive additional 12% Bonus Shares.

☒ Super Early Bird Bonus

Invest in the first week and receive additional 7% Bonus Shares.

☒ Early Bird Bonus

Invest in the first two weeks and receive an additional 3% Bonus Shares.

Amount-Based:

☒ $500+ | Tier 1

Receive an additional 10% off any order made through our website.

☒ $1000+ | Tier 2

2% Bonus Shares + additional 10% off an order made through our website.

☒ $2,500+ | Tier 3

3% Bonus Shares + WonderSpray + WonderCase + additional 10% off any order made through our website

☒ $5,000+ | Tier 4

4% Bonus Shares + WonderSpray + WonderCase + First in line to receive our exclusive "WonderDrops" scented sprayers (for a scented cleaning experience) + Priority waitlist for all existing and new items

☒ $10,000+ | Tier 5

Exclusive one-on-one call with Founder, CEO + 6% Bonus Shares + WonderSpray + WonderCase + First in line to receive our "WonderDrops" scented sprayers (for a scented cleaning experience) + Priority waitlist for all existing and new items

** Note these perks do stack with the other live offering perks.*

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

WonderSpray will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 100 shares of Common Stock, meaning you'll own 100 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company and its Business

Company Overview

WonderSpray designs and develops bathroom hygiene products to improve everyday health and hygiene. We operate within the personal hygiene industry to provide customers with modern solutions to maintain personal hygiene and improve lifestyle for a healthier and more sustainable future. Our flagship WonderSpray product provides a new, modern, easy and comfortable way to clean up for everyone. We focus on sales and distribution of our product lines via D2C channels primarily through our own website wonderspray.com. This may change as we continue to scale our products lines to multiple channels as we grow WonderSpray into a household brand name in the personal hygiene industry.

WonderSpray, Inc. was initially organized as WonderSpray LLC, a Delaware limited liability company on December 3, 2019, and converted to a newly formed Delaware corporation on April 14, 2021. Furthermore, the Company has two (2) international patents filed under the WonderSpray, Inc. corporation. We are currently working with the USPTO on expediting both of these patents and expect them to clear within the next 8-10 months.

Competitors and Industry

We consider ourselves to be in the personal hygiene industry, however, the subsegment of that industry is the bidet industry which is where we operate. We directly compete with companies that sell wet wipes (i.e. Dudewipes), as well as other bidet companies such as Hello Tushy and Toto who are the current market leaders.

We believe have differentiated ourselves via our brand and unique line of products in this industry which is growing to $26B by the end of next year (2022).

Current Stage and Roadmap

We spent the past 2 years successfully designing, building, prototyping, and testing the WonderSpray device and its subsidiary products. In 2020 we launched into the marketing via one of the most trending crowdfunding campaigns of the year with over 4,000 customers and over $450,000 raised on IndieGogo.

Now we are focusing on building new tooling machinery which will be able to produce 35,000 WonderSpray devices per month to match the demand we're seeing. We also plan to expand our distribution channels and marketing efforts as we continue to scale our product lines.

Apart from WonderSpray, our company plans to expand our other product lines and subscriptions in the coming months - look out for:

WonderDrops (scented soap drops) - This is an organic, all-natural soap formula that can be mixed with your WonderSpray to create a scented spray experience.

WonderSpray Baby - A mini WonderSpray designed for parents to clean up their toddlers (highly requested product from our customers).

Organic hand towels and bathroom accessories

Clean Butt Club Monthly Subscription - Includes monthly WonderDrop refills, store discounts, and more. This is a $19.99/month subscription service which has been highly requested.

The Team

Officers and Directors

Name: David Akerman

David Akerman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: December 10, 2019 - Present
  Responsibilities: Leading the company and its operations. Mr. Akerman does not currently get paid a salary and has 8M shares of Common Stock.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have

agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio.

Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Pending Patents
One of our patents are in pending status and there's always a risk of hitting roadblocks with the USPTO and having to make adjustments to the patent/refiling.

We may face additional R&D costs as we roll out additional SKU's
We have a full-fledged product roadmap ahead of us these next 2 years which will incur additional R&D costs to design and engineer these new products as a part of the WonderSpray brand.

We are subject to changes in foreign currency exchange rates.
We purchase many of our raw materials from suppliers in Japan and Hong Kong which could be subject to currency exchange rates.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
David Akerman	8,000,000	Common Stock	100.0

The Company's Securities

The Company has authorized Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 500,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,000,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $85,000.00
Maturity Date: September 24, 2024
Interest Rate: 3.0%
Discount Rate: 15.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Next Equity Financing Event

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $85,000.00
  Use of proceeds: Engineering, R&D
  Date: September 24, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

In late 2020 we ran a crowdfunding campaign where we raised a total of approximately $400K, this also includes additional items customers added to their orders (such as our WonderCase) post-campaign.

To run this campaign, we dedicated the $114,000 in total marketing expenses which were used towards campaign fees and ad budget for the campaign itself (as shown in the financials provided by the SE accountants). The R&D expenses were put towards our engineering team to finish designing the final prototype and working with our factory partners to begin the production run.

We also show some "General and Administrative" expenses which were dedicated towards software, subscription plans, and other operational expenses required to run the business.

Historical results and cash flows:

The historical results and cash flows are what investors should expect in the future. Going forward we expect 5,000 units to be our baseline sales each month based on our projections of the market demand. The rate of adoption for washing/bidet-like products has doubled in the industry overall and the trend does not seem to be slowing down. We expect to be at the forefront of this growing $24B market. Also, we believe the new tooling machinery we're building will allow us to sell through 35,000 units per month which is $3M+ per month in sales.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We currently have about $160,000 of cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign will be mainly used to help us pay for our new tooling machinery and our upcoming purchase order of 15,000 units. Without the funds we are able to build our new machinery, however, we will need financial assistance for this next large purchase order.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary to the viability of the Company, however, we would grow very slowly without the funds. These funds would help us place a larger PO with our factories which will help us sell and grow much faster.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise our minimum it would go towards our next PO, but won't change the way we operate the company much. This will last us another 6 months of runway without needing additional funding until that point.

How long will you be able to operate the company if you raise your maximum funding

goal?

If we raise the maximum we would be able to scale our tooling machinery quicker and go through our next major purchase order faster as well. This raise amount will provide us with an additional 12 months of runway and will allow us to be self sustaining as a company afterwards.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have been in discussion with several angel investors within our circle that may be interested in investing follow-up capital if needed.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $8,000,000.00

Valuation Details:

The Company set its valuation internally without a formal-third party independent evaluation and took all of the following factors into consideration when setting its pre-money valuation:

1. We have $600k+ worth of revenue in the first 6 months of operation with over 50% profit margin.

2. We have 2 international patents filed, and 6 trademarks on the name-brand and subsidiary product lines.

3. The bidet and personal hygiene market has doubled in size over the past 2 years.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $85,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  96.5%
  We will be dedicating this amount towards our next purchase order of 10,000 WonderSpray devices, and 5,000 WonderCases. This amount will help fund a small portion of this PO.

If we raise the over allotment amount of $500,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  20.0%
  We are planning to shoot multiple high-production marketing videos that tell the story of our brand. We will dedicate a portion of this budget towards the production of these videos to continue with our effective video marketing strategy. We will also dedicate a portion of this budget towards ad spend across the highest-converting channels for us.

- *Research & Development*
  30.0%
  We are planning on scaling up our factory tooling machinery with a portion of these funds. Our current machinery cannot product enough WonderSpray devices and cases to satisfy all the demand we're seeing. With this new machinery we'll be able to produce up to 35,000 devices per month ($3M+ per month in pull through revenue).

- *Inventory*
  46.5%
  We will be dedicating a portion of these funds towards our next purchase order. In our next PO we will be building 15,000 WonderSpray devices and 5,000 WonderCases.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at wonderspray.com (Will be included).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/wonderspray

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR WonderSpray, Inc

[See attached]

WONDERSPRAY, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
WonderSpray, Inc.
Wilmington, Delaware

We have reviewed the accompanying financial statements of WonderSpray, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

October 22, 2021
Los Angeles, California

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	166,147	$	-
Total current assets		**166,147**		**-**
Total assets	**$**	**166,147**	**$**	**-**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Deferred revenue	$	-	$	-
Total current liabilities		**-**		
Total liabilities	**$**	**-**		**-**
MEMBERS' EQUITY				
Members' equity		166,147		-
Total members' equity		**166,147**		**-**
Total liabilities and members' equity	**$**	**166,147**	**$**	**-**

See accompanying notes to financial statements.

WONDERSPRAY, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ 400,793	$ -
Cost of goods sold	-	-
Gross profit	400,793	-
Operating expenses		
General and administrative	14,068	-
Sales and marketing	114,762	-
Research and development	103,876	-
Total operating expenses	232,707	-
		-
Operating income/(loss)	168,086	-
Interest expense	-	-
Other Loss/(Income)	(1,900)	-
Income/(Loss) before provision for income taxes	169,986	-
Provision/(Benefit) for income taxes	300	-
Net income/(Net Loss)	**$ 169,686**	**$ -**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Inception date (December 03, 2019)		
Net income/(loss)	**$**	**-**
Balance—December 31, 2019		
Members'contribution	$	7,326
Owners' draw		(10,866)
Net income/(loss)		169,686
Balance—December 31, 2020	**$**	**166,147**

See accompanying notes to financial statements.

WONDERSPRAY, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ 169,686	$ -
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Net cash provided/(used) by operating activities	**169,686**	**-**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of equipment	-	-
Net cash provided/(used) in investing activities	**-**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Members contribution	7,326	
Owners' draw	(10,866)	-
Net cash provided/(used) by financing activities	**(3,540)**	**-**
Change in cash	166,147	
Cash—beginning of year	-	-
Cash—end of year	**$ 166,147**	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	$ -	$ -
Issuance of equity in return for accrued payroll and other liabilities	$ -	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

WonderSpray, Inc. was originally formed on December 3, 2019 in the state of Delaware as LLC under the name WonderSpray LLC. On April 5, 2021, the company converted from LLC into a C Corporation and changed its name into WonderSpray, Inc. The financial statements of WonderSpray, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Willington, Delaware.

The company is engaged in the design and development of personal hygiene products, starting with our flagship WonderSpray portable butt shower, and our WonderCase carrying case.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of the following products to the final customers: WonderSpray device (90% of revenue) and WonderCase carrying case (10% of revenue).

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $114,762 and $0, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 22, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2020

Member's name	Ownership percentage
David Akerman	100.0%
TOTAL	**100.0%**

4. RELATED PARTY

There are no related party transactions.

5. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through October 22, 2021 the date the financial statements were available to be issued.

On April 5, 2021, the company converted from a Delaware LLC to a Delaware C Corporation and changed its name to WonderSpray, Inc. The company is authorized to issue 10,000,000 shares of common stock with $0.00001 par value. Until October 22, 2021, 8,000,000 shares have been issued to the founder, David Akerman, with a regular 4-year vesting schedule. The remaining 2,000,000 shares have been left in the option pool for future employees, investors, etc.

On April 11, 2021, the company issued a Convertible Note with Redemption Right to Keith Winkeler in the amount of $60,000 with maturity date on the date that is thirty-six (36) months following the date of Issuance.

On September 24, 2021, the company issued to Latium SPV LLC, in the amount of $25,000 with a maturity date on the date that is thirty-six (36) months following the date of Issuance.

The above-mentioned convertible notes are convertible into common stock at a conversion price. The conversion price is defined is equal:

(i) with respect to a conversion pursuant to Next equity financing the product of (A) one (1) minus the Discount and (B) the price paid per share for Preferred Stock by the investors in the Next Equity Financing.

(ii) with respect to a conversion pursuant to corporate transaction, the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction; and

(iii) with respect to a conversion pursuant to maturity conversion, the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the conversion.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

WonderSpray

Revolutionizing The Bathroom Experience


WONDERSPRAY
THE WORLD'S FIRST
PORTABLE
BUTT SHOWER

Website | Austin, TX | CONSUMER PRODUCTS

The WonderSpray is a portable butt shower designed to provide the cleanest and most refreshing bathroom experience. Enjoy an incredible cleaning experience after each go!

$0.00 raised

0 Investors	$8M Valuation
$1.00 Price per Share	$200.00 Min. Investment
Common Shares Offered	Equity Offering Type
$500K Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- $42B bidet market - The bidet market has doubled in the past year during the COVID-19 pandemic.
- Massive consumer demand: More and more people are starting to wash vs wipe all over the world. We are seeing more demand than we can currently handle. As a result, our sales team generated approximately $600K in initial revenue in the first 6 months of operations.
- Proven Team - our founder has a proven track record as a serial entrepreneur with one successful exit.

We spent the past two (2) years successfully designing, building, prototyping, and testing the WonderSpray device and its subsidiary products. In 2020, we launched into the marketing via one of the most trending crowdfunding campaigns of the year with over 4,000 customers and over $450,000 raised on IndieGogo. Now we are focusing on building new tooling machinery which will be able to produce 35,000 WonderSpray devices per month to match the demand we're seeing.

OVERVIEW

Keeping the bathroom experience fresh

Join the clean tech revolution and help us save trees while reducing waste all over the world!

WonderSpray is revolutionizing personal hygiene in the bathroom. We've created a portable butt shower that is antibacterial, ergonomic, cost-effective, less wasteful and feels incredible on every go.



- TRENDHUNTER -
"The 'WonderSpray' portable bidet provides easy cleaning anywhere."

WonderSpray was designed with everyone in mind, and provides a refreshing and effective clean no matter the user or location. Our team spent over 2 years designing, building, and testing what we believe is the best bathroom experience with WonderSpray.



4 CUSTOM PRESSURE SETTINGS
NO INSTALLATION OR PLUMBING
ANTIBACTERIAL NOZZLE
SAVE TREES
A REFRESHING CLEAN AT HOME & ON-THE-GO
SAVE $ ON TOILET PAPER

THE PROBLEM

Butt Hygiene is a real bummer

The use of toilet paper can be costly, irritating, ineffective, and contribute to massive deforestation. Not only does smearing around toilet paper hurt your bum and your wallet, but it's also not giving you the thorough clean that you need. Until now, there's been no significant innovation to personal hygiene in the bathroom, especially for when you're on-the-go!



> Toilet paper smears the poo all over your behind without actually removing it. You don't shower with a towel, so why should your butt be any different.

But if you won't give up toilet paper for your butt's sake, what about the planets?

Every year Americans consume **9.2 Billion** lbs of toilet paper

Which is the equivalent of:

30,000	**10,000**	**450**
blue whales	int. space stations	eiffel towers

And while Americans make up just 4% of the world's population, we are responsible for 20% of global toilet paper consumption



On an individual level, use of toilet paper has been connected to an increase in hemorrhoids, fissures, and skin irritation which could lead to serious medical conditions.

Americans are spraying more

The personal hygiene market is a $508 billion market, and the addressable bidet portion of this market currently sits at $24 billion, which has more than doubled in the past year post-pandemic (due to worldwide toilet paper shortages and gaps in supply chains).

We're projecting $1.75 million in revenue at the end of 2021, and $6.8 million in 2022.


PERSONAL HYGIENE MARKET
$508B
BIDET MARKET
$24B
2017
2020
ADDRESSABLE PORTION OF THE HYGIENE MARKET IS THE:


U.S. Bidet Sales
2017-2018:
8% growth rate with $12B market
2019-2020:
30% growth rate with $27B market
2021
$40B+ market
2017
2018
2019
2020

Consequently, Americans seem to be adopting the concept of washing versus wiping in the bathroom at a fast rate. Specifically during the COVID-19 pandemic, we've seen an unprecedented uptick in bidet use - for many reasons. Bidets are more hygienic, convenient, sustainable, and are even recommended by some medical providers.

A quote from *Wired* explains it best: "if a bird pooped on you, you wouldn't wipe it off with a dry towel. You would wipe it off with water."

Already common in Europe and Asia, bidets are the "full-proof" way to ensure a complete clean "down there", and we're seeing more and more people in America becoming open to the idea of them--first as a result of the hoarding that occurred earlier in the pandemic, but now Americans are more curious about alternatives to the basic use of toilet paper.


Who is WonderSpray Ideal For?
PROGRESSIVE & CONSCIOUS
A REFINED CLEAN FOR THE SOPHISTICATED GOER.
IN THE WILD
CLEAN ANYWHERE, ANYTIME!
NEW MOTHERS
BEING FRESH IS ESSENTIAL TO CARE FOR YOUR CHILD.
NEW BABIES
A LIGHT SPRAY FOR A CLEAN BABY-SMOOTH BUM.
THAT TIME OF THE MONTH
HYGIENIC HYDRATION FOR A HAPPY CYCLE.
PRE & POST INTIMACY
FRESHEN UP BEFORE & AFTER.

THE SOLUTION

WonderSpray works and there's no "butt's" about it

We've created a patented, ergonomic, and powerful personal bidet product that is easy to use, carry, and does not require any installation. WonderSpray is lightweight, waterproof, sustainable, and antibacterial.


ANTIBACTERIAL NOZZLE HEAD
CUSTOM LED'S
PRESSURE BUTTONS
FULLY WATERPROOF HOUSING


1
UP TO 1 MONTH
Quick Charging
1 HR charge will provide up to a month of use


2
175 mL
Fill With Water
Fill up with 175 ML of water & select preferred pressure



3

Invert & Spray Away

Spray those pooey regions with a targeted pressurized spray



4
1-2
SHEETS

Pat Dry + Feel Refreshed

Use 1-2 sheets of toilet paper to dab dry & feel clean

Its specialized spray nozzle, custom handle grip, and custom pressure settings add to its functionality and ease of usability. WonderSpray provides an effective and refreshing clean with up to 175 mL of water. Simply charge, fill, and spray your bottom clean with our patented targeted spray technology.

We have 2 international patents pending covering the US, EU, and Asia (1 granted).

The first is a patent for the functionality of the device and our methods of pushing water up from the water tank through the spray nozzle resulting in a targeted stream. We also invented a new way to put the WonderSpray between a "Sleep" and "Active" state by twisting the top cap (when on the go). The second is a patent for the overall design of the WonderSpray including the pressure buttons, antibacterial coating, spray button, overall cylindrical form, and more.

Both of these patents are pending and have already been expedited to be cleared by USPTO within the next 6 months.



WONDERSPRAY



- Right now, our company is focusing on a D2C model where we sell our WonderSpray and WonderCase directly from our website.
- We have a 60% net margin on the WonderSpray and a 1,300% profit margin on the WonderCase (our sister product line - info below).

The WonderCase is a custom-fitted fully waterproof carrying case specifically designed for your WonderSpray. Featuring a slim & sleek design, and a mini lanyard at the top so you can hang your WonderSpray wherever you go! Perfect for on-the-go, traveling, camping, and for general convenience.



BLUE
BLACK
RED

The WonderCase


Competition
WonderSpray
Bidet
Cleanliness
Toilet Paper
Wet Wipes
Cost-Effective

Our competition seems to miss the mark when it comes to a user-friendly, portable cleaning system. Here's why the alternatives don't work:

- **Toilet Paper:** Over $13 per month per household, ineffective, harmful to the skin, bad for the environment, doesn't clean up well
- **Wet Wipes:** More expensive than regular paper, clogs sewers and drains all over the world
- **Regular "Bidets":** require hefty installation processes which involve pipes & plumbing, often doesn't provide warm water, you can't carry a toilet seat with you, only works with one toilet, can range up to $400 in price

WHY INVEST

Perfect for anyone, and any bathroom

WonderSpray is on a mission to transform the bathroom experience. The "WonderSpray experience" will save our customers money and time, all while providing them with the most refreshing and thorough clean. Our design and utility patents have been filed and we're ready to expand our manufacturing capabilities to meet demand (we plan to use most of the funds raised to scale up our factory machinery to be able to produce 35,000 products a month - way more than the current volume of 3,000). We have finished designing, testing, and prototyping, and are ready for our next big purchase order.

Apart from WonderSpray, our company plans to expand our other product lines and subscriptions in the coming months - look out for:

- **WonderDrops** (scented soap drops) - This is an organic, all-natural soap formula that can be mixed with your WonderSpray to create a scented spray experience.
- **WonderSpray Baby** - A mini WonderSpray designed for parents to clean up their toddlers (highly requested product from our customers).
- **Organic hand towels** and **bathroom accessories**
- **Clean Butt Club Monthly Subscription** - Includes monthly WonderDrop refills, store discounts, and more. This is a $19.99/month subscription service which has been highly requested.


Press Features
Product Hunt
DIGITAL TRENDS
GadgetFlow
PRODUCTHYPE
TRENDHUNTER
CREATE THE FUTURE
yahoo!
FLIPBOARD
TechCodex
Techlector
BACKERKIT
BACKERCLUB
Pinterest
GadgetFlow
CISION
Tuvie

Our goal is to become the go-to personal hygiene brand for everything bathroom-related with our current products and the launch of future product lines. Let's make hygiene a cleaner, more enjoyable experience by innovating the way we wash.


WONDERSPRAY
IS ALWAYS BY
YOUR SIDE
TO IMPROVE
YOUR HEALTH,
HYGIENE & OUR
PLANET

FORWARD LOOKING STATEMENTS DISCLAIMER: THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Meet Our Team



David Akerman
CEO
UC Berkeley, Economics
Health and Tech Enthusiast
Serial Entrepreneur
Tired of toilet, so came up with a better way!



Henry Snow
Photography/Design
8+ Years in the Film-Making Industry
Passionate About Fitness and Health
Prefers to squat when using the bathroom

Offering Summary

Company	WonderSpray, Inc
Corporate Address	13008 Kenswick Dr, Austin, TX 78753
Offering Minimum	$10,000.00
Offering Maximum	$500,000.00
Minimum Investment Amount (per investor)	$200.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	500,000
Price per Share	$1.00
Pre-Money Valuation	$8,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest in the first 48 hours and receive additional 12% Bonus Shares.

💧 Super Early Bird Bonus

Invest in the first week and receive additional 7% Bonus Shares.

💧 Early Bird Bonus

Invest in the first two weeks and receive an additional 3% Bonus Shares.

Amount-Based:

💧 $500+ | Tier 1

Receive an additional 10% off any order made through our website.

💧 $1000+ | Tier 2

2% Bonus Shares + additional 10% off an order made through our website.

💧 $2,500+ | Tier 3

3% Bonus Shares + WonderSpray + WonderCase + additional 10% off any order made through our website

💧 $5,000+ | Tier 4

4% Bonus Shares + WonderSpray + WonderCase + First in line to receive our exclusive "WonderDrops" scented sprayers (for a scented cleaning experience) + Priority waitlist for all existing and new items

💧 $10,000+ | Tier 5

Exclusive one-on-one call with Founder, CEO + 6% Bonus Shares + WonderSpray + WonderCase + First in line to receive our "WonderDrops" scented sprayers (for a scented cleaning experience) + Priority waitlist for all existing and new items

** Note these perks do stack with the other live offering perks.*

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

WonderSpray will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 100 shares of Common Stock, meaning you'll own 100 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company will not incur any irregular use of proceeds.

Offering Details

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow WonderSpray to get notified of future updates!

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

You love cake. This Guy loves cake. Who doesn't love cake?

If you love it so much, why don't you just marry it? Because it's cake.

So how do you get this delicious disaster off your face?

I bet you wipe it off with a napkin? Right?

Wrong choice buddy.

Shower that **** off with WATER.

See?? You're feeling so fresh and so clean, so free of needing to socially distance... just like a baby's bottom.

Now Imagine your face is your butt. Just go with it.

You just enjoyed that german chocolate delight and now it's all over your trap.

Why are you using DRY toilet paper to smear that sticky, icky mess across your back alley?

Harness the power of the shower!

You need WonderSpray...the world's most powerful butt shower.

(Turns into Spokesperson): What is a butt shower? I'll show you.

Wonderspray is a portable butt shower designed to provide the cleanest and most refreshing bathroom experience.

Wonderspray uses pressurized water (the key here is WATER, people) to get that poo poo off your tushy.

You've been spreading bacteria and causing rashes when you wipe those buns with sandpaper, er I mean, toilet paper...OUCH.

When you should be cleaning with water (ding, ding, ding,WATER) which also eliminates toilet paper waste...YAY.

Wait, back it up. You say it's portable?

You bet your bottom's dollar, I did. Enjoy that clean feeling whereever you go!

Rainstorm that rump roast in any restroom.

Clean those cushions at the campground.

Polish your padding in a porta potty.

Shower your shaker for a better shopping spree!

But now you're wondering, how does it work?

Simply fill the WonderSpray with water, at your preferred temperature. Trust me, go with warm.

Choose the water pressure level from light to Wonder. Pick Light for a comfortable, gentle wash. Or Wonder mode for those...stubborn particles.

I'm going Wonder Mode, for sure.

Push the button for a clean and refreshing WonderfulSpray.

The modern, sleek and easy-to-carry bottle allows you to use WonderSpray wherever you go. It's fully waterproof, there's no-touch cleaning, and charges with any USB 3 cable.

WonderSpray is the world's ultimate butt shower. Why? It makes a dainty derriere as easy as washing cake off your face.

It's time for you to experience the wonder of WonderSpray! Support our campaign today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.